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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                (Rule 14d-100)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              Acuson Corporation
                      (Name of Subject Company (Issuer))

                            Sigma Acquisition Corp.
                         a wholly owned subsidiary of

                              Siemens Corporation
                    an indirect wholly owned subsidiary of

                          Siemens Aktiengesellschaft
                      (Name of Filing Persons (Offeror))

                        Common Stock, $0.0001 par value
                        (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of class of securities)

                                Kevin M. Royer
                              Siemens Corporation
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 258-4000
       (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                with a copy to:
                              John A. Healy, Esq.
                      Clifford Chance Rogers & Wells LLP
                               200 Park Avenue,
                           New York, New York 10166
                                (212) 878-8000

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                           Calculation of Filing Fee

        Transaction Valuation*                            Amount of Filing Fee
             $812,694,742                                       $162,539


* For purposes of calculating the fee only. Based on the offer to purchase all of the outstanding shares of common stock, together with the associated rights to purchase shares of series A preferred stock of Acuson Corporation at a purchase price of $23.00 cash per share. According to Acuson, there were 27,753,671 shares outstanding and outstanding options with respect to 7,580,883 shares, in each case as of September 22, 2000. The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 as amended.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

  Amount Previously Paid: Not Applicable      Filing Parties: Not Applicable
                          ----------------                    ------------------
  Form or Registration No.: Not Applicable    Date Filed:     Not Applicable
                            --------------                    ------------------

[_]Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  SCHEDULE TO

Item 1. Summary Term Sheet.

  The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a) The name of the subject company is Acuson Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1220 Charleston Road, P.O. Box 7393, Mountain View, California 94039-7393. The telephone number of the Company is (650) 969-9112.

  (b) This Tender Offer Statement on Schedule TO relates to the commencement by Sigma Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), which is an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), of its offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of the Company, together with the associated rights to purchase shares of series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in Section 6 in the Offer to Purchase ("Price Range of Shares; Dividends") and is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

  (a), (b), (c) The information set forth in Section 9 in the Offer to Purchase ("Certain Information Concerning Siemens AG, Parent and Purchaser") and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

  (a)(1)(i)-(viii), (xii) The information set forth in the Introduction,
Section 1 in the Offer to Purchase ("Terms of the Offer"), Section 2 in the Offer to Purchase ("Acceptance for Payment and Payment for Shares"), Section 3 in the Offer to Purchase ("Procedure for Tendering Shares"), Section 4 in the Offer to Purchase ("Rights of Withdrawal"), Section 5 in the Offer to Purchase ("Certain Federal Income Tax Consequences of the Offer") and Section 11 in the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger") in the Offer to Purchase is incorporated herein by reference.

  (a)(1)(ix), (x), (xi) Not applicable.

  (a)(2)(i)-(iv), (vii) The information set forth in the Introduction, Section 1 in the Offer to Purchase ("Terms of the Offer"), Section 5 in the Offer to Purchase ("Certain Federal Income Tax Consequences of the Offer"), Section 10 in the Offer to Purchase ("Background of the Offer; Contacts with the Company") and Section 11 in the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger") is incorporated herein by reference.

  (a)(2)(v), (vi) Not applicable.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (a), (b) The information set forth in Section 10 in the Offer to Purchase ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

  (a), (c)(1), (3-7) The information set forth in Section 11 in the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger") is incorporated herein by reference.

  (c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in Section 12 in the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

Item 8. Interest in Securities of the Subject Company.

  The information set forth in the Introduction, Section 8 in the Offer to Purchase ("Certain Information Concerning the Company"), Section 9 in the Offer to Purchase ("Certain Information Concerning Siemens AG, Parent and Purchaser"), Section 11 in the offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger") and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  The information set forth in the Introduction and Section 16 in the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

  (a) Financial information. Not applicable.

  (b) Pro forma information. Not applicable.

Item 11. Additional Information.

  (a) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

  The following are attached as exhibits to this Schedule TO:

    (a)(1)        Offer to Purchase, dated October 5, 2000.

    (a)(2)        Letter of Transmittal.

    (a)(3)        Notice of Guaranteed Delivery.

    (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(5) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

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    (a)(6)        Form of Letter to be used by brokers, dealers, commercial
                  banks, trust companies and other nominees to their clients.

    (a)(7) Summary newspaper advertisement, dated October 5, 2000 and published in The Wall Street Journal.

    Exhibit (b)   None.

    Exhibit (d)(1)Agreement and Plan of Merger, dated as of September 26,
                  2000, by and among Parent, Purchaser and the Company.

    Exhibit (d)(2)None.

    Exhibit (g)   None.

    Exhibit (h)   None.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2000

                                          Sigma Acquisition Corp.

                                          /s/ Michael W. Schiefen
                                          _____________________________________
                                          Name:Michael W. Schiefen
                                          Title:President

                                          /s/ E. Robert Lupone
                                          _____________________________________
                                          Name:E. Robert Lupone
                                          Title:Vice President

                                          Siemens Corporation

                                          /s/ Michael W. Schiefen
                                          _____________________________________
                                          Name:Michael W. Schiefen
                                          Title:Vice President--Corporate
                                          Development

                                          /s/ E. Robert Lupone
                                          _____________________________________
                                          Name:E. Robert Lupone
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary

                                          Siemens Aktiengesellschaft

                                          /s/ Goetz Steinhardt
                                          _____________________________________
                                          Name:Goetz Steinhardt
                                          Title:Corporate Vice President,
                                          Medical Engineering Division of
                                          Siemens

                                          /s/ Erich Reinhardt
                                          _____________________________________
                                          Name:Erich Reinhardt
                                          Title:Chief Executive Officer and
                                          Group President, Medical Engineering
                                          Divisionof Siemens

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